UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-39843

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Near Intelligence, Inc.
Full Name of Registrant
Kludein I Acquisition Corp.
Former Name if Applicable

100 W Walnut St., 4th Floor
Address of Principal Executive Office (Street and Number)

Pasadena, CA, 91124
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Near Intelligence, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (the “Quarterly Report”). The Company has determined that it is unable to file the Quarterly Report within the initially prescribed time period and the Company requires additional time to prepare and review the Quarterly Report to ensure adequate disclosure of the information required to be included therein. Specifically, the Company requires additional time to, among other things, incorporate information regarding recent developments with respect to the Financing Agreement dated November 4, 2022 (as amended from time to time, the “Financing Agreement”) among the Company, Near Intelligence LLC (a wholly owned subsidiary of the Company) as borrower, certain of the Company’s other subsidiaries party thereto as guarantors, the lenders party thereto, and Blue Torch Finance LLC (“Blue Torch”), as administrative agent and collateral agent, including the Company’s efforts to cure existing defaults under the Financing Agreement. The foregoing circumstances have had a direct impact on the Company’s ability to timely file the Quarterly Report. The Company currently anticipates that it will file the Quarterly Report on or before May 19, 2023.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rahul Agarwal	628	889-7680
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

The Company expects to report total revenues of $15.5 million for the quarter ended March 31, 2023, compared to total revenues of $14.1 million for the quarter ended March 31, 2022. The Company expects to report a net loss of $19.2 million for the quarter ended March 31, 2023, compared to a net loss of $3.8 million for the quarter ended March 31, 2022.

The Company’s cash and cash equivalents was $15.9 million ($56.5 million inclusive of restricted cash) at March 31, 2023, compared to $16.6 million at December 31, 2022.

The Company expects to report an accumulated deficit of $259.9 million as of March 31, 2023.

The Financing Agreement referenced above provides for senior secured term loans in an initial principal amount of up to $100.0 million and with interest accruing at a floating rate per annum equal to the adjusted Term SOFR plus 9.75% (subject to a floor set at 3.891% as of the effective date). Interest is payable quarterly and the borrowings under the Financing Agreement are scheduled to mature on November 4, 2026.

Pursuant to the Financing Agreement, (i) on or prior to March 31, 2023, the Company was required to (x) raise additional capital from the issuance of subordinated indebtedness or equity securities (“Junior Capital”) in an amount that, together with net cash proceeds from the Trust Account (as defined in the Financing Agreement), equaled or exceeded $8.0 million, and (y) secure commitments consisting of Junior Capital (“Committed Junior Investments”) of at least $8.5 million in the aggregate, and (ii) on or prior to April 15, 2023, the Committed Junior Investments must have been funded with net cash proceeds of at least $8.5 million ((i) and (ii) together, the “Junior Capital Financing Conditions”). The failure to meet the Junior Capital Financing Conditions before the applicable date would result in a mandatory prepayment event of the Company’s outstanding obligations pursuant to the Financing Agreement. If the mandatory prepayment was made within three business days following the date on which the applicable condition was not satisfied, no event of default would have occurred.

On March 31, 2023, the Company raised additional Junior Capital in an amount which, together with the net proceeds from the Trust Account, equaled or exceeded $8.0 million. However, the Company did not fully satisfy the other Junior Capital Financing Conditions, and, as a result, the Company was required to prepay all outstanding obligations under the Financing Agreement. The Company did not make such prepayment and its failure to comply with such mandatory prepayment obligation constituted an event of default under the Financing Agreement.

In addition, pursuant to the Financing Agreement, (i) from April 15, 2023 until April 30, 2023, the Company was required to not permit its Liquidity (as defined in the Financing Agreement) to be less than the sum of (x) $15.0 million and (y) the DB/Harbert Deferred Payment Amount (as defined in the Financing Agreement), and (ii) from May 1, 2023 forward, the Company is required to not permit its Liquidity to be less than the sum of (x) $20.0 million and (y) the DB/Harbert Deferred Payment Amount. As of April 15, 2023 and May 1, 2023, the Company’s Liquidity was less than the minimums required under the Financing Agreement and, as a result, the Company is in breach of the applicable covenants and such breaches constitute events of default under the Financing Agreement (the “Liquidity Defaults”). Furthermore, the Liquidity Defaults constitute Specified Events of Default (as defined in the Financing Agreement), resulting in a 2.00% increase in the interest rate per annum until the date the events of default are cured or waived in writing and a $5.0 million deferred consent fee, which deferred consent fee will be added to the outstanding principal amount of the loans under the Financing Agreement.

As of March 31, 2023, the aggregate amount owed under the Financing Agreement, including accrued interest, was $104.2 million.

On May 5, 2023, the Company entered into a Forbearance Agreement with Blue Torch (the “Initial Forbearance Agreement”), pursuant to which Blue Torch agreed to temporarily forbear from exercising its default-related rights and remedies against the Company solely with respect to the events of default related to the Junior Capital Financing Conditions and the Liquidity Defaults (collectively, the “Existing Defaults”) during the period beginning on the date of the Initial Forbearance Agreement and ending on the earlier to occur of (i) certain bankruptcy-related defaults under the Financing Agreement, (ii) the date on which Blue Torch delivers a notice terminating the forbearance period, which notice may be delivered at any time upon or after the occurrence of any Forbearance Default (as defined therein), or (iii) May 10, 2023. On May 10, 2023, the Company entered into another Forbearance Agreement with Blue Torch (the “Extended Forbearance Agreement”, and, together with the Initial Forbearance Agreement, the “Forbearance Agreements”), which is substantially similar to the Initial Forbearance Agreement except that the forbearance period will end on the earlier to occur of (i) certain bankruptcy-related defaults under the Financing Agreement, (ii) the date on which Blue Torch delivers a notice terminating the forbearance period, which notice may be delivered at any time upon or after the occurrence of any Forbearance Default, or (iii) May 20, 2023. Although the Company is actively negotiating with Blue Torch to address the Existing Defaults, and Blue Torch has not delivered any formal notice of default or event of default with respect to the Existing Defaults, upon termination of the forbearance period under the Extended Forbearance Agreement, Blue Torch may, among other rights and remedies under the Financing Agreement, declare all or any portion of the outstanding loans under the Financing Agreement to be accelerated and due and payable. As of May 10, 2023, the aggregate amount owed under the Financing Agreement, including accrued interest, was $102.1 million, excluding the $5.0 million deferred consent fee.

As previously disclosed, the Company has issued certain convertible debentures pursuant to that certain Securities Purchase Agreement by and among the Company and the investors listed therein, dated March 31, 2023 (the “Convertible Debentures”). The Convertible Debentures include a cross-default provision such that, if any event of default under the Financing Agreement results in the indebtedness thereunder becoming or being declared due and payable and such default is not remedied or waived, the holders of the Convertible Debentures may, upon notice to the Company, elect to declare the full unpaid principal amount of the Convertible Debentures, together with any interest and other amounts owed in respect thereof, immediately due and payable in cash. As of May 10, 2023, Convertible Debentures in an aggregate principal amount of $5,969,325 were outstanding. In the event Blue Torch delivers a formal notice of default or event of default, which would also result in a cross-default under the Convertible Debentures, the Company has determined that, in such scenario, there would be substantial doubt about the Company’s ability to continue as a going concern.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 regarding the Company’s results that are not historical facts and its expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, and such forward-looking statements include, but are not limited to, statements about the filing of the Quarterly Report, completion of the quarter-end financial statement review and expected financial results referred to herein, and/or the Company’s plans, objectives, expectations (financial or otherwise) or intentions. All forward-looking statements included in this Form 12b-25, including expectations about the timing of the completion of the Company’s financial statements for the fiscal period ended March 31, 2023 and the timing, form and content of the Quarterly Report are based upon information available to the Company as of the date of this Form 12b-25, which may change, and the Company assumes no obligation to update any such forward-looking statements.

Near Intelligence, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2023	By:	/s/ Rahul Agarwal
Rahul Agarwal Chief Financial Officer

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